Mail Stop 3010

April 16, 2009

VIA U.S. MAIL AND FAX (301) 380-8646

Mr. Arne M. Sorenson
Executive Vice President and Chief Financial Officer
Marriott International, Inc.
10400 Fernwood Road
Bethesda, MD 20817

   Re: **Marriott International, Inc.**
      Form 10-K for the fiscal year ended January 2, 2009
      Filed March 25, 2008
      File No. 001-13881

Dear Mr. Sorenson:

   We have completed our review of your Form 10-K and do not, at this time, have any further comments.

             Sincerely,

             Daniel L. Gordon
             Branch Chief